UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Tesla, Inc.
File Nos. 001-34756 and 333-164593

CF#35835

Tesla, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on February 27, 2012; Form 10-K filed on February 26, 2014; and Form S-1 filed on January 29, 2010.

Based on representations by Tesla, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.50	10-K	February 27, 2012	through December 31, 2018
10.35A	10-K	February 26, 2014	through December 31, 2018
10.33	S-1	January 29, 2010	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary